Exhibit 99.63

News Release May 14th, 2025

Santacruz Silver Provides Management Cease Trade Order Status Update

VANCOUVER, B.C., – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQB: SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) provides a bi-weekly update on the status of the temporary management cease trade order granted on May 1, 2025 (the “MCTO”) by its principal regulator, the British Columbia Securities Commission under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), following the Company’s announcement on May 1, 2025 (the “MCTO Announcement”) that it was unable to file its annual financial statements, accompanying management’s discussion and analysis and required certifications for the year ended December 31, 2024 (the “Required Filings”) on or before the prescribed filing deadline of April 30, 2025 (the “Filing Deadline”), as required by National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively.

The Company reports that (i) other than as described herein, there are no changes to the information contained in the MCTO Announcement that would reasonably be expected to be material to an investor; (ii) the Company is satisfying and confirms that it intends to continue to satisfy the provisions of the alternative information guidelines under NP 12-203 and issue bi-weekly default status reports for so long as the delay in filing the Required Filings is continuing, each of which will be issued in the form of a press release; (iii) there has not been any other specified default by the Company under NP 12-203, and, no such other default is anticipated; and (iv) there is no material information concerning the affairs of the Company that has not been generally disclosed.

The Company continues to work diligently with its auditor to complete their audit procedures. The delay is due to the Company’s auditor advising the Company that it was unable to complete its audit procedures in advance of the Filing Deadline. The MCTO will be in effect until the Required Filings are completed and the Company will continue to satisfy the provisions of the alternative information guidelines set out in section 10 of NP 12-203 so long as the Required Filings are outstanding.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties in Latin America. The Bolivian operations comprise the Bolivar, Porco and the Caballo Blanco Group, which consists of the Tres Amigos and Colquechaquita mines. The Soracaya exploration project and San Lucas ore sourcing and trading business are also in Bolivia. The Zimapan mine is in Mexico.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding completion of the audit of the year ended December 31, 2024 and timing thereof and the Company’s ability to file subsequent status reports and the Required Filings and the timing thereof.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: the Company being unable to file the status reports and Required Filings in the proposed timeframe; recent market volatility; and the state of the financial markets for the Company’s securities.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that the Company will be able to file the status reports and the Required Filings in the proposed time frame.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those expressed or implied in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. Readers are encouraged to read the Company’s continuous disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.